Thomas S. Harman

Direct Phone: +1.202.373.6725

Direct Fax: +1.202.373.6001

thomas.harman@bingham.com

February 22, 2013

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen Investment Quality Municipal Fund, Inc. (the “Fund”), File Nos. 333-184632 and 811-06091

Dear Mr. Brown:

This letter responds to the comments we received from you in a letter dated November 28, 2012 on the Fund’s filing on Form N-2 (File Nos. 333-184632 and 811-06091), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 29, 2012. The following summarizes your comments and provides our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The responses below are reflected in the Fund’s Pre-Effective Amendment No. 1 filing on Form N-2 (File Nos. 333-184632 and 811-06091), which was filed today with the SEC.

PROSPECTUS

Cover Page

1. Comment: The first sentence of the paragraph under “Portfolio Contents” states that “[a]s a fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets (as defined below) in municipal securities and other related investments the income from which is exempt from regular federal income tax.” Please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

Response: To avoid unnecessary repetition of the shareholder approval requirement, we will add the following language to the “Investment Objectives and Policies” section in the Prospectus Summary on page 1, “The Fund’s investment objectives and certain investment policies identified as such are considered fundamental and may not be changed without shareholder approval.” The referenced policy is identified as fundamental on the cover page. The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

February 22, 2013

2. Comment: The fourth sentence of the paragraph under “Portfolio Contents” states that “[a]s a non-fundamental policy, under normal circumstances, the Fund invests at least 80% of its Managed Assets in municipal securities that at the time of investment are investment grade quality.” Please disclose in this section that this policy will not be changed without 60 days’ prior notice to shareholders. See Investment Company Act Release No. 24828 [66 FR 8509, 8511 (Feb. 1, 2001)].

Response: To avoid unnecessary repetition of the requirement that this policy may not be changed without 60 days’ notice to shareholders, the following language has been added to the second paragraph under “The Fund’s Investments–-Investment Polices” on page 22 of the Prospectus:

The Fund’s policy of investing under normal market circumstances at least 80% of its Managed Assets in municipal securities that, at the time of investment, are investment grade quality is not considered to be fundamental by the Fund and can be changed without shareholder approval. However, this policy may only be changed by the Fund’s Board following the provision of 60 days’ prior notice to Common Stockholders.

The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

3. Comment: Please summarize on the Cover Page the Fund’s policies with regard to the use of leverage. Note particularly that the Fund currently employs financial leverage primarily through its outstanding VRDP Shares and that for the six months ended April 30, 2012, the average daily balance outstanding on VRDP Shares and annual dividend rate was $211,800,000 and 0.29%, respectively. Please also note that the Fund may invest up to 15% of its Managed Assets in inverse floating rate securities.

Response: Though not required by Form N-2, we will add the following language to the Cover Page, “The Fund currently employs financial leverage primarily through its outstanding variable rate demand preferred shares (referred to herein as “VRDP Shares”).” The language “The Fund may invest up to approximately 15% of its Managed Assets in inverse floating rate securities” already appears in the “Portfolio Contents” paragraph on the Cover Page.

Prospectus Summary (Pages 1 – 12)

4. Comment: The first sentence of the second paragraph under “Investment Objectives and Policies” on page 1 states that “[a]s a fundamental investment policy, under normal circumstances, the Fund will invest at least 80% of its Managed Assets in municipal securities and other related investments the income from which is exempt from regular federal income tax.” Consistent with Comment 1 above, please disclose in this section that this policy may be changed only if approved by a vote of the outstanding shareholders.

Response: As noted in Comment 1 above, we will add the following language to the “Investment Objectives and Policies” section in the Prospectus Summary on page 1, “The Fund’s investment objectives and certain investment policies identified as such are considered fundamental and may not be changed without shareholder approval.”

February 22, 2013

5. Comment: The first sentence of the fourth paragraph under “Investment Objectives and Policies” on page 1 states that “[a]s a non-fundamental investment policy, under normal circumstances, the Fund will invest at least 80% of its Managed Assets in investment grade securities that, at the time of investment are rated investment grade or are unrated but judged to be of comparable quality by the Fund’s sub-adviser, Nuveen Asset Management.” Consistent with Comment 2 above, please disclose in this section that this policy will not be changed without 60 days’ prior notice to shareholders.

Response: As noted in Comment 2 above, to avoid unnecessary repetition of the requirement that this policy may not be changed without 60 days’ notice to shareholders, the following language has been added to the second paragraph under “The Fund’s Investments–-Investment Polices” on page 22 of the Prospectus:

The Fund’s policy of investing under normal market circumstances at least 80% of its Managed Assets in municipal securities that, at the time of investment, are investment grade quality is not considered to be fundamental by the Fund and can be changed without shareholder approval. However, this policy may only be changed by the Fund’s Board following the provision of 60 days’ prior notice to Common Stockholders.

The Registrant submits that this disclosure is consistent with the requirements of Form N-2.

6. Comment: The last sentence of the third paragraph under “Distribution Through At-the-Market Transactions” on page 4 states that “[u]nless otherwise indicated in a further Prospectus supplement, Nuveen Securities will act as underwriter on a reasonable efforts basis.” Please tell us what is meant by the term “reasonable efforts” basis and how it differs from a “best efforts” basis. Please also include in the appropriate section the information required for a best efforts offering by Item 1 of Form N-2.

Response: We do not expect that Nuveen Securities would be deemed to be an underwriter in connection with an at-the-market sale of Common Shares of the Fund, and the purpose of the statement under “Distribution Through At-the-Market Transactions” to which you refer is to clarify that, to the extent Nuveen Securities is deemed to be an underwriter, it will not be acting as such in the manner of more traditional offerings. Unlike an underwriter in a firm commitment underwriting, Nuveen Securities would not purchase and resell a fixed number of securities. Unlike an underwriter in a best efforts underwriting, Nuveen Securities will not set a minimum or maximum numbers of shares to be sold and, therefore, will not establish an escrow account to be used pending the sales process. Instead, Nuveen Securities will merely use reasonable efforts to facilitate the sale of shares to purchasing broker-dealers. Because the at-the-market sales of Common Shares of the Fund would not involve a best efforts underwriting, the Registrant has not included the information required by Instruction 5 of Item 1 of Form N-2.

7. Comment: The fifth paragraph under “Leverage Risk” on page 10 states that “[t]he Fund may invest in the securities of other investment companies, which may themselves be leveraged and therefore present similar risks to those described above.” Please also disclose in this section that this additional leverage serves to magnify the risk.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

February 22, 2013

8. Comment: The first sentence of the second paragraph under “Derivatives Risk, including the Risk of Swaps” on page 12 states that “[t]he Fund may enter into various types of derivatives transactions, including futures, options, swaps (including credit default swaps, interest rate swaps and total return swaps), among others.” Please confirm that the derivatives listed in this sentence are all the derivatives that the Fund will invest in as a principal investment strategy.

Response: We confirm that the derivatives listed in the sentence referenced above are all the derivatives that the Fund will invest in as a principal investment strategy.

9. Comment: Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled “Distributions” on pages 13. Please also explain in this section that a return of capital reduces the shareholder’s tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

Response: The Registrant currently does not anticipate distributions that will be characterized as a return of capital. The Fund intends to pay its ordinary monthly distributions solely from its net investment income and does not intend those distributions to be a return of capital. To the extent that it is practicable, the Fund’s dividend policy will seek to maintain relatively stable monthly distributions over time – which may be adjusted upward or downward depending upon the performance of the portfolio in generating tax-exempt income and the actual cost of leverage over time. Also, as a matter of policy, while the Fund intends to distribute most of its investment income to comply fully with requirements of “regulated investment company” status under the Internal Revenue Code of 1986, as amended, it will seek to maintain a balance of undistributed income for the purpose of balancing variations in income with its monthly dividend distributions.

Trading and Net Asset Value Information (Page 19)

10. Comment: Please also disclose in this section: (a) whether the Fund’s Common Shares have historically traded for an amount less than, equal to, or exceeding net asset value; (b) any methods undertaken or to be undertaken that are intended to reduce any discount; and (c) the effects that these measures have or may have on the Fund. See Item 8.5.d. of Form N-2.

Response: The table on page 19 of the Prospectus shows the Fund’s historical trading at premiums and discounts. There is language in the Prospectus on pages 54 and 55, and in the SAI on pages 54 and 55 that addresses the measures the Board may undertake to attempt to reduce a discount, that Common Shares may trade at a premium or a discount, the circumstances under which the Board may or may not take certain actions to reduce the discount, and the effect such measures could have on the Fund.

February 22, 2013

The Fund’s Investments (Pages 20 – 31)

11. Comment: The fourth sentence of the sixth paragraph under “Investment Process” on page 23 states that “during temporary defensive periods (e.g., times when, in NFA’s opinion, temporary imbalances of supply and demand or other temporary dislocations in the tax-exempt bond market adversely affect the price at which long-term or intermediate-term municipal securities are available), and in order to keep the Fund’s cash fully invested, the Fund may invest any percentage of its net assets in short-term investments including high quality, short-term debt securities that may be either tax-exempt or taxable (or in securities of other open- or closed-end investment companies that invest primarily in municipal securities of the types in which the Fund may invest directly).” Please state in this section that the Fund may not achieve its investment objectives during this period.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Management of the Fund (Pages 45 – 47)

12. Comment: The second to last sentence of the footnote on page 46 states that “[e]ligible assets consist of managed assets of all Nuveen funds.” Please clarify in this section whether “managed assets” for these purposes has the same meaning as the defined term “Managed Assets” (i.e., total assets of the Fund (including assets attributable to the use of financial leverage), minus the sum of its accrued liabilities (other than Fund liabilities incurred for the express purpose of creating leverage).

Response: We confirm that “managed assets” for these purposes has the same meaning as the defined term “Managed Assets.” We have clarified the footnote disclosure as follows, which is consistent with similar disclosure in the recently-effective Nuveen Intermediate Duration Quality Municipal Term Fund:

(1) For this Fund, “Managed Assets” means the total assets of the Fund, minus the sum of its accrued liabilities (other than Fund liabilities incurred for the express purpose of creating leverage). Total assets for this purpose shall include assets attributable to the Fund’s use of effective leverage (whether or not those assets are reflected in the Fund’s financial statements for purposes of generally accepted accounting principles), such as, but not limited to, the portion of assets in special purpose trusts of which the Fund owns the inverse floater certificates that has been effectively financed by the trust’s issuance of floating rate certificates.

(2) The complex-level fee is calculated based upon the aggregate daily “eligible assets” of all Nuveen Funds. Eligible assets do not include assets attributable to investments in other Nuveen Funds or assets in excess of a determined amount (originally $2 billion) added to the Nuveen fund complex in connection with NFALLC’s assumption of the management of the former First American Funds effective January 1, 2011. With respect to closed-end funds, eligible assets include assets managed by NFALLC that are attributable to financial leverage. For these purposes, financial leverage includes the use of preferred stock and borrowings and certain investments in the residual interest certificates in tender option bond (TOB) trusts, including the portion of assets held by a TOB trust that has been effectively financed by issuance of floating rate securities, subject to an agreement by NFALLC as to certain funds to limit the amount of such assets for determining eligible assets in certain circumstances. As of September 30, 2012, the complex-level fee rate for the Fund was 0.1695%.

Description of Shares (Pages 51 – 53)

13. Comment: In the section entitled “Common Shares” please disclose how common shares are voted (e.g., one vote per share).

Response: This change will be reflected in the Fund’s next pre-effective amendment.

February 22, 2013

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 1 – 3)

14. Comment: The last paragraph on page 3 states that “[a]t least six months prior to the scheduled redemption of all outstanding VRDP Shares in 2041, the Fund will maintain segregated assets rated at least investment grade (and including Deposit Securities in an amount equal to 20% of segregated assets, with 135 days remaining to the redemption date, increasing to 100% with 15 days remaining) with a market value equal to at least 110% of the liquidation preference of all outstanding VRDP Shares until the redemption of all such outstanding VRDP Shares” (emphasis added). Please define the term “Deposit Securities” in this section.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

Portfolio Managers (Pages 41 – 44)

15. Comment: The first sentence of the second paragraph under “Annual cash bonus” on page 42 states that “[a] portion of each portfolio manager’s annual cash bonus is based on the Fund’s investment performance, generally measured over the past one- and three or five-year periods unless the portfolio manager’s tenure is shorter.” Please disclose in this section whether the bonus will be based on pre-tax or after-tax performance. See Item 21.2 of Form N-2.

Response: We have modified the language to indicate that performance-based compensation will be based on pre-tax performance.

Proxy Voting Policies (Page 44)

16. Comment: The first sentence of the second paragraph under “Proxy Voting Policies” on page 44 states that “[i]n the rare event that a municipal issuer held by the Fund were to issue a proxy, or that the Fund were to receive a proxy issued by a cash management security, Nuveen Asset Management would either engage an independent third party to determine how the proxy should be voted or vote the proxy with the consent, or based on the instructions, of the Fund’s Board of Directors or its representative.” Because the Fund does not invest exclusively in non-voting securities, please state that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund’s website at a specified Internet address; or both; and (ii) on the Commission’s website at http://www.sec.gov. See Item 18.16 of Form N-2.

Response: This change will be reflected in the Fund’s next pre-effective amendment.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure

February 22, 2013

in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Kathleen Long at 202.373.6149.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy
Gifford Zimmerman